Exhibit 99.10

CONSENT OF SRK CONSULTING (CANADA) INC.

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project NI 43-101 Technical Report and Prefeasibility Study British Columbia, Canada” dated July 22, 2021, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2021.

Date: March 31, 2022	/s/ Sheila Ulansky
Name: Sheila Ulansky Title: Senior Resource Geologist SRK Consulting (Canada) Inc.